Exhibit 99.1

Northern Dynasty: Ninth Circuit Court of Appeals orders Pebble case to be judged on its merits

June 17, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") said a majority decision by the US Court of Appeals for the Ninth Circuit announced today in relation to a lawsuit brought by Trout Unlimited and other environmental groups against the US Environmental Protection Agency (“EPA”), challenging the federal agency’s July 2019 decision to withdraw its previously issued ‘Proposed Determination’ with respect to Alaska’s Pebble Project, means that the case must now be heard and judged on its merits by a federal district court in Alaska.

In April 2020, US District Court Judge Sharon L. Gleason granted EPA’s ‘Motion to Dismiss’ the case without a hearing, stating the plaintiffs had “failed to state a claim upon which relief can be granted”. Today’s decision by the Ninth Circuit Court of Appeals reversed in part the lower court ruling, and remanded it back to federal district court in Alaska for additional proceedings to determine whether the withdrawal was arbitrary, capricious, an abuse of discretion or contrary to law. One of the three judges on the Ninth Circuit panel that issued today’s decision wrote a lengthy dissent opposing the majority decision.

The plaintiffs, a collection of anti-development activists led by Trout Unlimited, challenged the EPA’s authority to withdraw its prior regulatory action under Section 404(c) of the Clean Water Act (initiated in 2014 by the Obama administration), which sought to preemptively veto the Pebble Project before a permit application had been filed or an Environmental Impact Statement permitting process was undertaken.

Northern Dynasty President & CEO Ron Thiessen said, in his view, the US federal government should prevail at the district court level, and the EPA’s decision to withdraw its prior Proposed Determination should be upheld.

“This case was summarily dismissed last year by a federal judge in Alaska because the plaintiffs failed to state a cause of action that was reviewable by the courts,” he said. “Today’s split decision by the Ninth Circuit does not strengthen the plaintiffs’ case. Accordingly, we believe the federal government should prevail when the case is ultimately heard so long as the court’s final decision is based on the merits of the arguments presented.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

U.S. Media Contact:
Dan Gagnier, Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under applicable law. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com